FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of August 2003

                           HOLMES FINANCING (No 5) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F ...X...               Form 40-F .......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes ......                      No ...X...

                            Holmes Financing No 5 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                    For Period 09 July 2003 to 08 August 2003

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis
-----------------------

Analysis of Mortgage Trust Movements
                                    ---------------------------------
                                             Current Period
                                    ---------------------------------
                                         Number          (pound)000's
                                    ---------------------------------
Brought Forward                              359,589      23,929,065
Replenishment                                 16,661       1,251,473
Repurchased                                   (6,830)       (503,960)
Redemptions                                   (8,803)       (765,395)
Losses                                           (14)            (13)
Capitalised Interest                               0           1,688
Other Movements                                    0              (1)
                                    ---------------------------------
Carried Forward                              360,603      23,912,857
                                    =================================





                                    ---------------------------------
                                               Cumulative
                                    ---------------------------------
                                         Number          (pound)000's
                                    ---------------------------------
Brought Forward                              115,191       6,399,214
Replenishment                                587,243      41,862,190
Repurchased                                 (155,235)    (10,821,501)
Redemptions                                 (186,331)    (13,535,756)
Losses                                          (265)           (644)
Capitalised Interest                               0           9,355
Other Movements                                    0              (1)
                                    ---------------------------------

Carried Forward                              360,603      23,912,857
                                    =================================

                                    Period CPR      Annualised CPR
                                    ---------------------------------
  1 Month                                      5.31%          83.86% **(including
                                    ---------------------------------
  3 Month                                     16.41%          85.18%   redemptions and
                                    ---------------------------------
12 Month                                      61.74%          61.74%   repurchases)
                                    ---------------------------------

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles
                                    -----------------
Weighted Average Seasoning                     34.76 months
                                    -----------------
Weighted Average Loan size          (pound)66,313.53
                                    -----------------
Weighted Average LTV                           76.42%*** (see below)
                                    -----------------
Weighted Average Remaining Term                18.87 Years
                                    -----------------

                            Holmes Financing No 5 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                    For Period 09 July 2003 to 08 August 2003

All values are in thousands of pounds sterling unless otherwise stated


                                  --------------------------------------
Product Type Analysis             (pound)000's               %
---------------------             --------------------------------------


Variable Rate                               9,844,923            41.17%
Fixed Rate                                  4,670,181            19.53%
Tracker Rate                                9,397,753            39.30%
                                  --------------------------------------
                                           23,912,857           100.00%
                                  ===================-------------------

As at 8th August 2003 approximately 7% of the loans were flexible loans

Mortgage Standard Variable Rate
-------------------------------
                    Effective Date               Rate
                    --------------               ----
                    01 August 2003              5.54%
                     01 March 2003              5.79%
                  01 November 2002              5.94%


Geographic Analysis
--------------------------------------------------------------------------------
Region                                Number       (pound)000's             %
--------------------------------------------------------------------------------
East Anglia                             14,072           850,739           3.56%
East Midlands                           19,147         1,075,575           4.50%
Greater London                          62,051         5,317,158          22.24%
North                                   15,193           732,073           3.06%
North West                              41,693         2,143,421           8.96%
Scotland                                18,048           962,478           4.02%
South East                              95,206         7,517,072          31.44%
South West                              28,181         1,828,430           7.65%
Wales                                   18,334           899,809           3.76%
West Midlands                           24,747         1,396,042           5.84%
Yorkshire and Humberside                22,899         1,126,275           4.71%
Unknown                                  1,032            63,785           0.27%
--------------------------------------------------------------------------------

Total                                  360,603        23,912,857         100.00%
------------------------------==================================================

                            Holmes Financing No 5 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                    For Period 09 July 2003 to 08 August 2003

All values are in thousands of pounds sterling unless otherwise stated

Original LTV Bands

                            ----------------------------------------------------
Range                                 Number       (pound)000's             %
                            ----------------------------------------------------
0.00 - 25.00                             7,187           291,467           1.22%
25.01 - 50.00                           44,089         2,398,464          10.03%
50.01 - 75.00                          102,983         7,326,293          30.64%
75.01 - 80.00                           19,467         1,425,618           5.96%
80.01 - 85.00                           25,175         1,902,497           7.96%
85.01 - 90.00                           53,420         4,109,540          17.19%
90.01 - 95.00                          108,282         6,458,978          27.01%
                            ----------------------------------------------------
Total                                  360,603        23,912,857         100.00%
                            ====================================================

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.



Arrears
-------
                            ----------------------------------------------------------------------
Band                                  Number         Principal           Overdue              %
                            ----------------------------------------------------------------------
Current                                350,310        23,296,333          (3,179)           97.44%
1.00 - 1.99 months                       6,333           376,381           2,912            1.57%
2.00 - 2.99 months                       1,785           108,893           1,531            0.46%
3.00 - 3.99 months                         800            47,953             991            0.20%
4.00 - 4.99 months                         470            27,128             745            0.11%
5.00 - 5.99 months                         279            15,810             506            0.07%
6.00 -11.99 months                         506            29,138           1,406            0.12%
12 months and over                          54             2,577             278            0.01%
Properties in Possession                    66             3,217             237            0.01%
                            ----------------------------------------------------------------------
Total                                  360,603        23,907,430           5,427          100.00%
                            ======================================================================

Definition of Arrears
---------------------
This arrears multiplier is calculated as the arrears amount (which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

                            Holmes Financing No 5 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                    For Period 09 July 2003 to 08 August 2003

All values are in thousands of pounds sterling unless otherwise stated

Movement in Shares of Trust
---------------------------
                                        Funding            Seller
                                 ------------------------------------
                                      (pound)000's            (pound)000's
                                 ------------------------------------
Balance Brought Forward                 14,956,658         8,972,407
Replenishment of Assets                          0         1,251,473
Acquisition by Funding                           0                 0
Distribution of Principal
Receipts                                  (896,621)         (372,735)
Allocation of Losses                            (9)               (4)
Share of Capitalised Interest                1,055               633
Payment Re Capitalised Interest             (1,055)            1,055
                                 ------------------------------------
Balance Carried Forward                 14,060,028         9,852,829
                                 ====================================

                                 ------------------------------------
Carried Forward Percentage               58.79694%         41.20306%
                                 ====================================

                                 ------------------------------------
Minimum Seller Share                       956,514             4.00%
                                 ------------------------------------

Cash Accumulation Ledger
------------------------
                                 ------------------
                                      (pound)000's
                                 ------------------
Brought Forward                          1,080,671
                                 ------------------
Additional Amounts Accumulated             896,630
Payment of Notes                        (1,080,646)
                                 ------------------
Carried Forward                            896,655
                                 ==================

                                 ------------------
Target Balance                             896,646 payable on 15th October 2003
                                 ------------------

Liquidity Facilities             Drawn(pound)000's     Undrawn(pound)000's
--------------------
                                 ------------------------------------
Holmes Funding                            (pound)0     (pound)25,000
                                 ------------------------------------
Holmes Financing 1                        (pound)0     (pound)25,000
                                 ------------------------------------
Holmes Financing 2                        (pound)0     (pound)25,000
                                 ------------------------------------
Holmes Financing 3                        (pound)0     (pound)25,000
                                 ------------------------------------
Holmes Financing 4                        (pound)0     (pound)25,000
                                 ------------------------------------
Holmes Financing 5                        (pound)0     (pound)25,000
                                 ------------------------------------
Holmes Financing 6                        (pound)0     (pound)25,000
                                 ------------------------------------

Excess Spread
-------------
                                 ------------------
Quarter to 15/07/03                        0.4620%
                                 ------------------
Quarter to 15/04/03                        0.6113%
                                 ------------------
Quarter to 15/01/03                        0.5960%
                                 ------------------
Quarter to 15/10/02                        0.5892%
                                 ------------------

                            Holmes Financing No 5 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                    For Period 09 July 2003 to 08 August 2003

All values are in thousands of pounds sterling unless otherwise stated

                               -------------------------------------------
Reserve Funds                        First Reserve    Second Reserve
-------------                  -------------------------------------------
Balance as at 15/07/2003       (pound)229,932,855.00 (pound) 56,890,739.99
                               -------------------------------------------
Required Amount as at          (pound)350,000,000.00 (pound)160,929,823.00
15/07/2003                     -------------------------------------------
Percentage of Notes                            1.63%                 0.40%
                               -------------------------------------------

Properties in Possession

Stock
                                   ---------------------------------------
                                                 Current Period
                                   ---------------------------------------
                                        Number           (pound)000's
                                   ---------------------------------------
Brought Forward                                   62                 3,035
                                   ---------------------------------------
Repossessed in Period                             25                 1,675
                                   ---------------------------------------
Sold in Period                                   (21)               (1,493)
                                   ---------------------------------------
Carried Forward                                   66                 3,217
                                   =======================================

                                   ---------------------------------------
                                               Cumulative
                                   ---------------------------------------
                                        Number           (pound)000's
                                   ---------------------------------------
Repossessed to date                              351                17,413
Sold to date                                    (285)              (14,196)
                                   ---------------------------------------
Carried Forward                                   66                 3,217
                                   =======================================

Repossession Sales Information
                                   ------------------
Average time Possession to Sale                   79 Days
                                   ------------------
Average arrears at time of Sale         (pound)3,107
                                   ------------------

MIG Claim Status
                                   ---------------------------------------
                                        Number           (pound)000's
                                   ---------------------------------------
MIG Claims made                                  158                 1,163
                                   ---------------------------------------
MIG Claims outstanding                             0                     0
                                   ---------------------------------------

                                   ------------------
Average time claim to payment                     35
                                   ------------------

Trigger Events
--------------
There has been no debit to the AAA Principal Deficiency Ledger The Seller has not suffered an Insolvency Event The Seller is still the Servicer The Outstanding Principal balance is in excess of (pound)21 billion

                            Holmes Financing No 5 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                    For Period 09 July 2003 to 08 August 2003

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes
---------------------

-----------------------------------------------------------------------------------------------------------------------------------
       Date Retired        Holmes 1        Holmes 2        Holmes 3         Holmes 4       Holmes 5        Holmes 6        Holmes 7
-----------------------------------------------------------------------------------------------------------------------------------

               02Q3               -             703               -                -            352               -               -

               02Q4               -               -               -                -            352               -               -

               03Q1               -               -             750                -              -               -               -

               03Q2               -               -               -                -              -               -               -

               03Q3             600               -               -                -              -             481               -
-----------------------------------------------------------------------------------------------------------------------------------

Outstanding Class A Notes
-------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Expected Redemption        Holmes 1        Holmes 2        Holmes 3         Holmes 4       Holmes 5        Holmes 6        Holmes 7
-----------------------------------------------------------------------------------------------------------------------------------

               03Q3               -               -               -                -              -               -               -

               03Q4               -             176               -              191              -             481               -

               04Q1               -             176               -              191              -               -             241

               04Q2               -             176               -              191              -               -             241

               04Q3               -             176               -              191              -               -               -

               04Q4               -               -               -                -            698               -               -

               05Q1               -               -             750                -              -               -               -

               05Q2               -               -               -                -              -             801               -

               05Q3             650               -               -                -              -               -               -

               05Q4               -             125               -                -              -               -               -

               06Q1               -             125               -                -              -               -             803

               06Q2               -             125               -                -              -               -               -

               06Q3               -             125             500            1,340              -               -               -

               06Q4               -               -               -              350            875               -               -

               07Q1               -               -               -                -              -               -             161

               07Q2               -               -               -                -              -             634             161

               07Q3             575               -               -                -              -               -               -

               07Q4               -             300               -                -              -             770               -

               08Q1               -               -               -                -              -               -               -

               08Q2               -               -               -                -              -             500             592

               08Q3               -               -               -                -              -               -               -

               08Q4               -               -               -                -              -               -               -

               09Q1               -               -               -                -              -               -               -

               09Q2               -               -               -                -              -               -               -

               09Q3               -               -               -                -              -               -               -

               09Q4               -               -               -                -              -               -               -

               10Q1               -               -               -                -              -               -               -

               10Q2               -               -               -                -              -               -               -

               10Q3             250               -               -                -              -               -               -

               10Q4               -               -               -                -              -               -               -

                            Holmes Financing No 5 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                    For Period 09 July 2003 to 08 August 2003

All values are in thousands of pounds sterling unless otherwise stated

                               [GRAPHIC OMITTED]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HOLMES FINANCING (No 5) PLC




         Dated: 21 August, 2003                      By /s/ Natalie Weedon
                                                     (Authorised Signatory)